| Our date | Our reference | Your date | |
|---|---|---|---|
| 16.11.2004 | jaes | | |
| Administrative officer | | Your reference | |
| Jan Erik Sævareid +47 970 86 591 | | | |



STATOIL

Statoil ASA



Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

04046874

SUPPL

Dear Sir,

**STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444**

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period July 1 – August 31, 2004 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

Jan Erik Sævareid
Compliance Officer
jaes@statoil.com



Enclosure
Press releases third quarter 2004
2nd Quarter report 2004

## Industrial projects launched at Mongstad and Tjeldbergodden

### Stock market announcement

Plans are being presented by Statoil today, 1 July, to build power stations at two of its Norwegian facilities and to expand methanol production at one of these sites.

These proposals cover a co-generation plant at the Mongstad refinery near Bergen, and a gas-fired unit at Tjeldbergodden in mid-Norway with an associated increase in methanol capacity.

"This is the biggest commitment in mainland Norwegian industry for a long time," says Einar Strømsvåg, Statoil's acting executive vice president for Manufacturing & Marketing.

"The overall investment framework for these projects is roughly NOK 8.5 billion, and our share will be in the order of NOK 4 billion."

He says that the group is presenting forward-looking and pioneering projects which ensure long-term profitable development and employment at important industrial sites.

"Norway currently has a power deficit. By generating electricity from Norwegian natural gas, we can reduce the need to import it from more polluting sources."

Mr Strømsvåg emphasises that the plans represent necessary improvements for strengthening and developing the two industrial plants to face intensified international competition.

Statoil has applied to the Norwegian Water Resources and Electricity Directorate (NVE) for a licence to build a gas-fired power station and Tjeldbergodden.

The group has also submitted its notification of the Mongstad power station development to the same regulatory agency.

Emission permits for the expanded methanol plant and the Tjeldbergodden power station are also being sought from the Norwegian Pollution Control Authority (SFT).

**Mongstad**
The Mongstad plans call for the construction of a combined heat and power station to improve the refinery's competitive position by providing more efficient energy supplies.

This internal facility will supply the refinery with power and heat as well as delivering electricity to the Troll A platform and the gas processing plant at Kollsnes south of Mongstad.

It will be fuelled with surplus gas supplied by the refinery and natural gas from Troll, which would be carried in a new pipeline from Kollsnes.

Agreements have been concluded between the Troll licensees and the Mongstad refinery on converting this gas to electricity.

The co-generation plant offers an energy efficiency of about 70 per cent, with opportunities for further improvements - and thereby even lower carbon dioxide emissions per unit of energy.

Overall carbon dioxide emissions at Mongstad will rise from

NEWS

**Related articles**
- The Mongstad energy project (EVM)
- Tjeldbergodden

about 1.7 million tonnes per year to 2.6 million tonnes.

But the power plant will nevertheless contribute to a global reduction of more than 100,000 tonnes in such emissions compared with buying the electricity in the market and importing it.

The investment at Mongstad will be in the order of NOK 3 billion, including NOK 600 million for the new gas pipeline from Kollsnes and a similar outlay for refinery modifications.

Due to stand ready in 2008, the power station will be dimensioned on the basis of the refinery's heat requirements, which total about 350 megawatts.

Its electricity output will be about 280 megawatts or roughly 2.2 terawatt-hours per year.

Statoil recently concluded a cooperation agreement with Elsam A/S, Denmark's largest generator of electricity and heat.

Plans call for this company to become a part-owner of the co-generation plant and be responsible for its construction. The division of equity interests will be decided later.

**Tjeldbergodden**
The Tjeldbergodden project involves expanding methanol output by 35 per cent as an important step in reducing unit costs and making the plant more robust against future competition.

Annual production from the facility, which is based on gas piped from Heidrun in the Norwegian Sea, will be increased from almost 900,000 tonnes to roughly 1.2 million tonnes.

A gas-fired power station with a capacity of about 860 megawatts will be built in connection with the plant to generate about seven terawatt-hours per year.

Corresponding to roughly six per cent of total Norwegian electricity output, this will help to meet an 0.2-terawatt-hour rise in Tjeldbergodden's internal power use after the expansion.

The remaining output will be delivered to the grid in mid-Norway, which has a shortage of electricity and faces a big growth in demand as a result of major industrial developments.

These plans will increase Tjeldbergodden's carbon dioxide emissions from about 350,000 tonnes per year to just over three million tonnes.

The power station will contribute some 2.5 million tonnes of this volume, but global emissions are set to fall by roughly 500,000 tonnes per year because imports will be avoided.

Investment will be in the order of NOK 5.5 billion, with the methanol plant expansion accounting for NOK 1.3 billion.

Start-up has been scheduled for 2008, and Statoil is currently in dialogue with other companies about equity participation in the gas-fired power station.

**Decision**
A final decision on investing in the two projects will be taken by the Statoil board after the licence terms and other conditions have been clarified - probably in the first half of 2006.

"These developments represent necessary moves to strengthen competitiveness and important jobs at Tjeldbergodden and Mongstad," says Mr Strømsvåg.

"By building power stations integrated with the industrial plants, we can achieve good energy utilisation and spread shared costs

to secure profitable electricity output from Norwegian gas."

Presentation of the industrial projects (PDF-file, in Norwegian only)

Published 01.07.2004 09:50:00

## Continued strong operations

### Stock market announcement

Statoil ASA(OSE:STL,NYSE:STO) achieved an income before financial items, other items, income taxes and minority interest of NOK 14.2 billion for the second quarter of 2004. This is an increase of 38 per cent compared with the second quarter of 2003. Earnings per share were NOK 2.01 as against NOK 2.03 for the second quarter of 2003.

Financial statements and review - second quarter 2004
MD&A
Presentation set
PDF-version
Webcast with acting president Erling Øverland and acting CFO and executive vice president Eldar Sætre

Net income amounted to NOK 4.4 billion, which is on a par with the second quarter of 2003.

Return on average capital employed after tax was 19.0 per cent, as against 18.7 per cent for 2003. This corresponds to a normalised return of 11.8 per cent for the last 12 months, as against 12.4 per cent for the year 2003.

"We have delivered another strong result from operations in the second quarter," says acting chief executive Erling Øverland. "High oil prices and good output at a continued low production cost per barrel are among the main contributors. We are also very satisfied with the awards to Statoil in the 18th licensing round in Norway, and internationally we took important steps to strengthen our gas position. Our entry into two major gas fields in Algeria was approved by the Algerian government. And in accordance with our international LNG strategy, we secured a quadrupling of Statoil's access to capacity at the Cove Point LNG terminal in the USA from 2008. Buying back Statoil Detaljhandel gives us a good basis for strengthening our leading market position in Scandinavia and the Baltic region."

| Income statements (in millions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| **Total revenues** | **71,305** | 54,766 | 30% | 10,277 | **138,335** | 121,329 | 14% | 19,939 | 249,375 |
| E&P Norway | **11,668** | 8,016 | 46% | 1,682 | **23,273** | 18,101 | 29% | 3,354 | 37,855 |
| International E&P | **906** | 538 | 68% | 131 | **1,620** | 995 | 63% | 233 | 1,781 |
| Natural Gas | **1,193** | 1,152 | 4% | 172 | **4,098** | 2,973 | 38% | 591 | 6,005 |
| Manufacturing & Marketing | **633** | 685 | (8%) | 91 | **1,492** | 2,131 | (30%) | 215 | 3,555 |
| Other | **(175)** | (55) | (218%) | (25) | **(213)** | (104) | (105%) | (31) | (280) |
| **Income before financial items, other items, income taxes and minority interest** | **14,225** | 10,336 | 38% | 2,050 | **30,270** | 24,096 | 26% | 4,363 | 48,916 |
| Net financial items | **(144)** | 396 | (136%) | (21) | **(1,159)** | (789) | (47%) | (167) | 1,399 |
| Other items | **0** | (6,025) | N/A | 0 | **0** | (6,025) | N/A | 0 | (6,025) |
| **Income before income taxes and minority interest** | **14,081** | 4,707 | 199% | 2,030 | **29,111** | 17,282 | 68% | 4,196 | 44,290 |
| Income taxes | **(9,665)** | (261) | N/A | (1,393) | **(19,892)** | (9,119) | 118% | (2,867) | (27,447) |
| Minority interest | **(61)** | (49) | 24% | (9) | **(164)** | (174) | (6%) | (24) | (289) |
| **Net income** | **4,355** | 4,397 | (1%) | 628 | **9,055** | 7,989 | 13% | 1,305 | 16,554 |

The increase in income before financial items, other items, income taxes and minority interest compared to the second quarter of 2003 is primarily due to a 33 per cent increase in the oil price (measured in NOK) and a five per cent increase in liftings of oil and gas.

Average production of oil and gas during the second quarter of 2004 was 1 073 000 barrels of oil equivalent per day (boe/d), compared to 966 000 boe/d for the same period last year.

Net financial items show a cost of NOK 0.1 billion compared with an income of NOK 0.4 billion for the second quarter of 2003. The difference of NOK 0.5 billion is primarily due to a gain on shares and bonds in the second quarter of 2003. In addition, both interest income and expense are lower in 2004 due to the general reduction in market rates.

Income taxes for the second quarter of 2004 came to NOK 9.7 billion, corresponding to an effective tax rate of 68.6 per cent. In the second quarter of 2003 the tax effect of the change in the Removal Grants Act amounted to NOK 6.7 billion. Adjusted for this, the effective tax rate for the period came to 65.0 per cent.

The total recordable injury frequency – the total number of injuries sustained by Statoil employees and contractor personnel per million working hours – was 5.7 as against 5.2 for the second quarter of 2003. The serious incident frequency was 2.7 as against 3.1 for the second quarter of 2003. A fatality occurred at the South Pars construction yard in Iran, where a contractor employee was killed during a lifting operation. Investigations were carried out, and preventive measures implemented.

**Important events during the period:**

Statoil received four new operatorships in the 18th Norwegian licensing round. In addition, the company was awarded participation in five production licences.

In June 2004, Statoil and the American energy company Dominion concluded an agreement, which gives Statoil increased capacity for liquefied natural gas (LNG) at the Cove Point terminal in Maryland, USA, with planned start-up in 2008.

The cost estimate for the Snøhvit development is expected to increase by NOK 4-6 billion. As a result, the total development cost could reach NOK 49.3 – 51.3 billion. Statoil's share in the project is 33.53 per cent.

The acquisition of 50 per cent of BP's share in the In Amenas, and 49 per cent in the In Salah gas development projects in Algeria, was approved by the Algerian government. Production from In Salah started on 18 July, and In Amenas is scheduled to start during the second half of 2005.

Final agreement was reached with ICA AB for Statoil to acquire ICA's 50 per cent share of Statoil Detaljhandel Skandinavia AS. This took effect on 8 July.

Statoil launched preliminary plans for the construction of a power station at Mongstad based on gas from, and electricity production for, the Troll field. A preliminary plan was also presented to expand the methanol plant and build a gas-fired power station at Tjeldbergodden.

In July, the Norwegian state reduced its interest in Statoil from 81.3 per cent to 76.3 per cent. The shares were acquired by both institutional and private investors.

**Further information from:**

**Public affairs:**
Wenche Skorge, +47 51 99 79 17 (office), +47 918 707 41 (mobile)
Kai Nielsen, +47 51 99 18 27 (office), +47 970 41 332 (mobile)

**Investor relations:**
Mari Thjømøe, +47 51 99 77 90 (office), +47 907 77 824 (mobile)

**Investor relations in USA:**
Thore E Kristiansen +1 203 978 6950 (office), +47 916 64 659 (mobile)

Financial statements and review - second quarter 2004
MD&A
Presentation set
PDF-version
Webcast with acting president Erling Øverland and acting CFO and executive vice president Eldar Sætre

Published 02.08.2004 08:30:00

## New corporate executive committee in Statoil

NEWS

**External links**
- Presentation of the new corporate executive committee (PDF)
- Presentation of the new organisation and management in Statoil (PDF)

**Related news**
- New tasks for key managers



Statoil's chief executive Helge Lund (Photo: Harald Pettersen)

### Stock market announcement

With effect from today, Tuesday 31 August, Statoil's president and CEO Helge Lund has made changes to the group's organisational structure and appointed a new corporate executive committee.

**The new corporate executive committee is as follows:**

**President and CEO**
Helge Lund

**Executive vice presidents:**
Terje Overvik - Exploration & Production Norway
Peter Mellbye - International Exploration & Production
Rune Bjørnson - Natural Gas
Jon Arnt Jacobsen - Manufacturing & Marketing
Morten Loktu - Technology & Projects

Eldar Sætre - planning, finance and control - chief financial officer (CFO)
Margareth Øvrum - health, safety and the environment (HSE)
Erling Øverland - staffs and special projects

A new executive vice president for human resources will be appointed at a later date.

"I'm pleased to be able to present a strong management team with broad experience, and one which represents both continuity and renewal," says Mr Lund.

"The corporate executive committee will collectively ensure a complete perspective in Statoil's future development. Our main objective is to strengthen Statoil as an internationally competitive company. We will develop an organisation which will be characterised by its commercial behaviour, strong expertise, adaptability and high level of integrity."

**Balanced and focused organisation**
Statoil will comprise the following five business areas:
*Exploration & Production Norway*
*International Exploration & Production*
*Natural Gas*
*Manufacturing & Marketing*
*Technology & Projects*

The group's ability to execute projects is to be strengthened with the formation of a separate entity for Technology & Projects. International Exploration & Production will be responsible for the group's commitment in the Barents Sea, and will ensure a good interaction with the group's activities elsewhere in Russia. The corporate staff functions for health, safety and the environment and for human resources have also been brought into the corporate executive committee.

"Statoil's new organisational structure entails three significant changes," explains Mr Lund.

"It strengthens the group's ability to execute large projects, the business areas become more focused, and value creation along a triple bottom line will become clearer."

**The most important changes:**

1. To strengthen the group's ability to execute large projects, project responsibility is being transferred from Exploration & Production Norway to Technology & Projects.

"A unified organisation for Technology & Projects will reinforce project execution, further enhance expertise in this important area, and develop competitive technology positions," says Mr Lund. "To ensure continuity in responsibility for the Snøhvit development, reporting for this project will remain with Terje Overvik."

Technology & Projects will comprise the entire existing technology organisation, and resources will be transferred from the technical project services cluster in Exploration & Production Norway and the process and pipeline technology unit in Natural Gas.

"Apart from strengthening Statoil's technology and project organisation, this will also create more distinct business areas and therefore clearer responsibilities," explains Mr Lund.

2. In addition to the group's established areas outside Norway, the International Exploration & Production business area will be responsible for the group's commitment in the Barents region.

"I'm glad that one of our most experienced managers, Henrik Carlsen, will be responsible for this key priority region," comments Mr Lund.

3. The corporate staff functions for HSE and for human resources will be important arenas for Statoil's future development.

"Statoil's value creation is spread over three bottom lines: finance, HSE, and social conditions and responsibility," concludes Mr Lund. "It is therefore important to me that all these areas receive a strong focus from management in the future."

**Contacts:**

Wenche Skorge, vice president public affairs, +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)
Kjersti Tvedt Morstøl, public affairs manager, +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)
Thore E. Kristiansen, vice president investor relations, USA, +47 91 66 46 59 (mobile), +1 203 97 86 950 (office)

Published 31.08.2004 09:00:00



# Financial statements and review
## 2nd quarter 2004

STATOIL

# STATOIL'S SECOND QUARTER 2004 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the second quarter of 2004 was NOK 4.4 billion, which is at the same level as in the second quarter of 2003. In the first six months of 2004 net income was NOK 9.1 billion compared to NOK 8.0 billion in the first six months of 2003.

After-tax return on average capital employed (ROACE) (see note 1 on page 8) for the previous twelve months as at the end of the second quarter of 2004 was 19.0 per cent, compared to 18.7 per cent for the year ended December 31, 2003. Normalized ROACE (see note 2 on page 8) for the twelve months ended June 30, 2004 was 11.8 per cent, compared to 12.4 per cent for the year 2003. Earnings per share were NOK 2.01 (USD 0.29) in the second quarter of 2004 compared to NOK 2.03 (USD 0.28) in the second quarter of 2003. For the first six months of 2004 earnings per share were NOK 4.18 (USD 0.60) compared to NOK 3.69 (USD 0.51) for the first six months of 2003.

"We have delivered another strong result from operations in the second quarter," says acting chief executive Erling Øverland. "High oil prices and good output at a continued low production cost per barrel are among the main contributors.We are also very satisfied with the awards to Statoil in the 18th licensing round in Norway, and internationally we took important steps to strengthen our gas position.Our entry into two major gas fields in Algeria was approved by the Algerian government. And in accordance with our international LNG strategy, we secured a quadrupling of Statoil's access to capacity at the Cove Point LNG terminal in the USA from 2008. Buying back Statoil Detaljhandel gives us a good basis for strengthening our leading market position in Scandinavia and the Baltic region."

**USGAAP income statement**

| | Second quarter | | | | First half | | | | Full year |
|---|---|---|---|---|---|---|---|---|---|
| (in millions) | 2004 NOK | 2003 NOK | change | 2004 USD* | 2004 NOK | 2003 NOK | change | 2004 USD* | 2003 NOK |
| Sales | **70,961** | 54,496 | 30% | 10,228 | **137,041** | 121,123 | 13% | 19,752 | 248,527 |
| Equity in net income (loss) of affiliates | **284** | 192 | 48% | 41 | **504** | 128 | 294% | 73 | 616 |
| Other income | **60** | 78 | (23%) | 9 | **790** | 78 | N/A | 114 | 232 |
| **Total revenues** | **71,305** | 54,766 | 30% | 10,277 | **138,335** | 121,329 | 14% | 19,939 | 249,375 |
| Cost of goods sold | **44,945** | 32,494 | 38% | 6,478 | **83,612** | 72,018 | 16% | 12,051 | 149,645 |
| Operating expenses | **6,632** | 6,401 | 4% | 956 | **13,587** | 13,325 | 2% | 1,958 | 26,651 |
| Selling, general and administrative expenses | **1,165** | 1,259 | (7%) | 168 | **2,085** | 3,338 | (38%) | 301 | 5,517 |
| Depreciation, depletion and amortization | **3,908** | 3,799 | 3% | 563 | **8,061** | 7,601 | 6% | 1,162 | 16,276 |
| Exploration expenses | **430** | 477 | (10%) | 62 | **720** | 951 | (24%) | 104 | 2,370 |
| **Total expenses** | **57,080** | 44,430 | 28% | 8,227 | **108,065** | 97,233 | 11% | 15,576 | 200,459 |
| **Income before financial items, other items, income taxes and minority interest** | **14,225** | 10,336 | 38% | 2,050 | **30,270** | 24,096 | 26% | 4,363 | 48,916 |
| Net financial items | **(144)** | 396 | (136%) | (21) | **(1,159)** | (789) | (47%) | (167) | 1,399 |
| Other items | **0** | (6,025) | N/A | 0 | **0** | (6,025) | N/A | 0 | (6,025) |
| **Income before income taxes and minority interest** | **14,081** | 4,707 | 199% | 2,030 | **29,111** | 17,282 | 68% | 4,196 | 44,290 |
| Income taxes | **(9,665)** | (261) | N/A | (1,393) | **(19,892)** | (9,119) | 118% | (2,867) | (27,447) |
| Minority interest | **(61)** | (49) | 24% | (9) | **(164)** | (174) | (6%) | (24) | (289) |
| **Net income** | **4,355** | 4,397 | (1%) | 628 | **9,055** | 7,989 | 13% | 1,305 | 16,554 |

| (in millions, except share data) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| **Income before financial items, other items, income taxes and minority interest for the segments** | | | | | | | | | |
| E&P Norway | **11,668** | 8,016 | 46% | 1,682 | **23,273** | 18,101 | 29% | 3,354 | 37,855 |
| International E&P | **906** | 538 | 68% | 131 | **1,620** | 995 | 63% | 233 | 1,781 |
| Natural Gas | **1,193** | 1,152 | 4% | 172 | **4,098** | 2,973 | 38% | 591 | 6,005 |
| Manufacturing & Marketing | **633** | 685 | (8%) | 91 | **1,492** | 2,131 | (30%) | 215 | 3,555 |
| Other | **(175)** | (55) | (218%) | (25) | **(213)** | (104) | (105%) | (31) | (280) |
| **Income before financial items, other items, income taxes and minority interest for the group** | **14,225** | 10,336 | 38% | 2,050 | **30,270** | 24,096 | 26% | 4,363 | 48,916 |

*Solely for the convenience of the reader, the second quarter and the first half of 2004 have been translated into US dollars at the rate of NOK 6.9380 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on June 30, 2004.

Important events in the second quarter of 2004 were:

- **Statoil was awarded four new operatorships in the 18th licensing round on the Norwegian Contintental Shelf (NCS), in addition to shares in five new production licenses, for a total of nine licenses. Two of these licenses are located in the North Sea, seven in the Norwegian Sea.**
- **The cost estimate for development of Snøhvit is expected to increase by NOK 4 to 6 billion. The total estimate for the Snøhvit field is expected to reach NOK 49.3 to 51.3 billion. Statoil's interest in the Snøhvit field is 33.53 per cent.**
- **The acquisition of interest in the two fields In Salah and In Amenas in Algeria was approved by Algerian authorities. In Salah commenced deliveries of gas on July 18, 2004.**
- **Statoil and the American energy company Dominion entered into an agreement in June 2004, concerning increased capacity for liquefied natural gas (LNG) at the Cove Point terminal in Maryland, US with a planned start up in 2008.**
- **ICA AB and Statoil entered into a final agreement in May 2004 on Statoil's acquisition of ICA's 50 per cent holding in Statoil Detaljhandel Skandinavia AS (SDS). The transaction was finalized on July 8, 2004 and will affect the accounts as of the third quarter of 2004.**
- **Statoil launched plans on July 1, 2004 for the building of power plants at Mongstad supplied by natural gas from the Troll field and electricity generation to the same field, as well as an extension and the building of a power plant at Tjeldbergodden.**
- **Økokrim issued a penalty notice to Statoil on June 29, 2004 of NOK 20 million regarding a consultancy agreement with Horton Investments Ltd. Statoil has been informed by the United States Department of Justice that they are conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. This investigation is in addition to the inquiry initiated by the United States Securities and Exchange Commission in September 2003.**
- **The Norwegian State reduced its share in Statoil from 81.3% to 76.3% in July 2004. The sale included sales to both institutional and private investors.**

**Financial data**

| | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| Earnings per share | **2.01** | 2.03 | (1%) | 0.29 | **4.18** | 3.69 | 13% | 0.60 | 7.64 |
| Weighted average number of ordinary shares outstanding | **2,166,143,715** | 2,166,143,714 | | | **2,166,143,715** | 2,166,143,670 | | | 2,166,143,693 |
| ROACE (last 12 months) | **19.0%** | 18.2% | | | **19.0%** | 18.2% | | | 18.7% |
| ROACE (last 12 months normalized) | **11.8%** | 11.7% | | | **11.8%** | 11.7% | | | 12.4% |
| Cash flows provided by operating activities (billion) | **6.0** | 0.7 | N/A | 0.9 | **26.4** | 17.7 | 49% | 3.8 | 30.8 |
| Gross investments (billion) | **16.4** | 5.9 | 179% | 2.4 | **23.1** | 11.0 | 109% | 3.3 | 24.1 |
| Net Debt to Capital employed ratio | **23.7%** | 23.1% | | | **23.7%** | 23.1% | | | 22.6% |

**Operational data**

| | Second quarter | | | First half | | | Full year |
|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | change | 2004 | 2003 | change | 2003 |
| Realized oil price (USD/bbl) | **35.6** | 26.3 | 36% | **33.8** | 29.2 | 16% | 29.1 |
| NOK/USD average daily exchange rate | **6.86** | 7.01 | (2%) | **6.88** | 7.03 | (2%) | 7.08 |
| Realized oil price (NOK/bbl) | **244** | 184 | 33% | **233** | 205 | 13% | 206 |
| Gas prices (NOK/scm) | **1.02** | 1.03 | (1%) | **1.05** | 1.01 | 4% | 1.02 |
| Refining margin, FCC (USD/boe) [3] | **7.8** | 4.0 | 95% | **6.4** | 4.9 | 31% | 4.4 |
| Total oil and gas production (1000 boe/day) [4] | **1,073** | 966 | 11% | **1,128** | 1,062 | 6% | 1,080 |
| Total oil and gas liftings (1000 boe/day) [5] | **1,058** | 1,005 | 5% | **1,112** | 1,053 | 6% | 1,071 |
| Production (lifting) cost (USD/boe, last 12 months) | **3.2** | 3.1 | | **3.2** | 3.1 | | 3.2 |
| Production (lifting) cost normalized (USD/boe, last 12 months) [6] | **2.8** | 2.8 | | **2.8** | 2.8 | | 2.8 |

The net income in the second quarter of 2004 compared to the corresponding quarter of 2003 is mainly affected by the following factors:

- **Increase in oil prices measured in NOK by 33 per cent.**
- ***Lifted oil -and gas volumes increased by 5 per cent.***
- **Positive effect in 2003 of the repeal of the Removal Grants Act resulting in a net benefit of NOK 0.7 billion after-tax in the second quarter of 2003.**
- **Negative net financial items in the second quarter of 2004 compared with positive financial items due to significant gains on investments in shares and bonds in the second quarter of 2003.**

**Income before financial items, other items, income taxes and minority interest** was NOK 14.2 billion in the second quarter of 2004 compared to NOK 10.3 billion in the second quarter of 2003, an increase of 38 per cent. This increase was primarily due to a 5 per cent increase in lifted volumes of oil and gas and a 33 per cent increase in the oil price measured in NOK.

In the first half of 2004 Income before financial items, other items, income taxes and minority interest was NOK 30.3 billion, compared to NOK 24.1 billion in the first half of 2003. The increase was mainly due to a 13 per cent increase in oil prices measured in NOK, 6 per cent increased liftings of oil and gas, 4 per cent increase in gas prices in NOK, as well as a positive change of NOK 1.1 billion due to changes in the provisions relating to fixed price drilling rig contracts. In the first half of 2004, a strengthening of the market for rig charters and an increased employment of rented rigs provided a basis for a reversal in the provisions with a positive effect on results of NOK 0.4 billion, compared to a corresponding negative effect of NOK 0.7 billion in the first half of 2003 related to these charters.

The gain from the sale of the shares in Verbundnetz Gas (VNG) in the first quarter of 2004 also contributed to an increase of NOK 0.6 billion to the results. Results were further reduced by NOK 0.5 billion in the first half of 2004 compared to the first half of 2003 as a result of the Navion shipping business no longer being included after its sale last year. The increase in Income before financial items, other items, income taxes and minority interest in the first half of 2004 compared to the first half of 2003 was partly offset by increased depreciation, both on the NCS and internationally. Depreciation increased mainly due to increased volumes, repeal of the Removal Grants Act and new fields coming on stream with relatively higher depreciation per barrel, both on the NCS and internationally.

**Total oil and gas liftings** in the second quarter of 2004 amounted to 1,058,000 barrels of oil equivalent (boe) compared to 1,005,000 boe per day in the second quarter of 2003. In the first half of 2004 total oil and gas liftings were 1,112,000 boe per day, compared to 1,053,000 boe per day in the corresponding period of 2003.

**Total oil and gas production** in the second quarter of 2004 was 1,073,000 boe per day compared to 966,000 boe per day in the second quarter of 2003. In the first half of 2004 total oil and gas production was 1,128,000 boe per day, compared to 1,062,000 boe per day in the first half of 2003.

**Net financial items** amounted to a cost of NOK 0.1 billion in the second quarter of 2004, compared to an income of NOK 0.4 billion in the second quarter of 2003. The change of NOK 0.5 billion is mainly due to a gain on securities in the second quarter of 2003. Net financial items in the first half of 2004 were a cost of NOK 1.2 billion, compared to a cost of NOK 0.8 billion in the first half of 2003.

Interest income and other financial income amounted to NOK 0.3 billion in the second quarter of 2004 compared to NOK 0.4 billion in the second quarter of 2003. For the first half of 2004 and 2003, the corresponding figures were NOK 0.5 billion and NOK 0.8 billion, respectively. Interest income is reduced due to a general reduction in interest rates in the markets in the second quarter of 2004, compared to the second quarter of 2003.

Interest and other financial expense was reduced from an expense of NOK 384 million to an expense of NOK 33 million in the second quarter of 2004. This is mainly due to low interest rates on the existing debt portfolio as well as a positive effect of market value adjustments on derivatives. In the first half of 2004 interest and other financial expense was NOK 0.3 billion, compared to NOK 0.6 billion in the corresponding period of 2003.

The Central Bank of Norway's closing rate for NOK/USD was 7.25 on March 31, 2003, 7.26 on June 30, 2003, 6.68 on December 31, 2003, 6.90 on March 31, 2004 and 6.94 on June 30, 2004. These exchange rates have been applied when calculating the foreign exchange denominated balance sheet items included in Statoil's financial statements into NOK.

**Other items.** There are year to date no Other items in 2004. The Norwegian parliament voted in June 2003 to replace grants for costs related to the removal of installations on the NCS with an ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian state based on a percentage of the taxes paid over the productive life of the removed installation. As a consequence of the changes in legislation, we charged the receivable of NOK 6.0 billion from the Norwegian State related to the refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was recognized. As a result the net effect on net income in the second quarter of 2003 was NOK 0.7 billion.

**Income taxes** in the second quarter of 2004 were NOK 9.7 billion, compared to NOK 0.3 billion for the second quarter of 2003, consisting of an income tax liability of NOK 7.0 billion in the second quarter of 2003, less the positive effect of the repeal of the Removal Grants Act of NOK 6.7 billion. The tax rate for the second quarter of 2004 was consequently 68.6 per cent compared to a tax rate of 65.0 per cent before the tax effect related to the Removal Grants Act has been reflected in income taxes in the second quarter of 2003. For the first half of 2004 income taxes were NOK 19.9 billion, with a corresponding tax rate of 68.3 per cent. In comparison, income taxes in the first half of 2003, adjusted for the effect of the repeal of the Removal Grants Act, were NOK 15.8 billion with a corresponding tax rate of 67.9 per cent. The increased tax rate is mainly due to the relative increase in income from the NCS, which is being taxed at a marginal tax rate of 78 per cent. This was partly offset by the net share of financial expenses deductible from revenues on the NCS.

**Return on average capital employed (ROACE)** after tax for the 12 months ended June 30, 2004 was 19.0 per cent, compared to 18.7 per cent for the year 2003. This increase was mainly due to improved results due to increased oil prices, increase in lifted volumes, and the gain from the sale of the shares in VNG. Normalized ROACE (see note 7 on page 8) for the 12 months ended June 30, 2004 was 11.8 per cent, compared to a normalized ROACE of 12.4 per cent for the year ended December 31, 2003. The normalized ROACE is reduced mainly due to reduced contribution from securities, reduced contribution from the downstream activities and increased capital employed due to increased investments. ROACE is defined as a non-GAAP financial measure (see note 8 on page 8).

The table below shows the reconciliations of reported and normalized ROACE.

| **Calculation of numerator and denominator used in ROACE calculation (in NOK million, except percentages)** | **Twelve months ended June 30, 2004** | **2003** | **December 31, 2003** |
|---|---|---|---|
| Net income for the last 12 months | 17,620 | 15,766 | 16,554 |
| Minority interests for the last 12 months | 279 | 243 | 289 |
| After-tax net financial items for the last 12 months | (543) | (993) | (496) |
| Net income adjusted for minority interests and net financial items after tax (A1) | 17,356 | 15,016 | 16,347 |
| Adjustment for changes in the Removal Grants Act* | 0 | (687) | (687) |
| Adjustments made in second quarter 2003-calculations* | 0 | (144) | 0 |
| Numerator adjustments for costs In Salah, In Amenas* | 47 | 0 | 35 |
| Numerator adjustments for gain on sale of VNG* | (446) | 0 | 0 |
| Effect of normalized prices and margins** | (8,468) | (6,078) | (6,998) |
| Effect of normalized NOK/ USD exchange rate** | 1,770 | 1,549 | 1,712 |
| Normalized net income (A2) | 10,260 | 9,656 | 10,410 |
| Calculated average capital employed:*** | | | |
| Average capital employed before adjustments (B1) | 92,167 | 84,167 | 88,016 |
| Average capital employed (B2) | 91,210 | 82,513 | 87,361 |
| Denominator adjustments on average capital employed for In Salah, In Amenas**** | (4,265) | 0 | (3,422) |
| Average capital employed adjusted for In Salah, In Amenas (B3) | 86,946 | 82,513 | 83,939 |
| **Calculated ROACE** | | | |
| Calculated ROACE based on average capital employed before adjustments (A1/B1) | 18.8% | 17.8% | 18.6% |
| Calculated ROACE based on average capital employed (A1/B2) | 19.0% | 18.2% | 18.7% |
| Normalized ROACE (A2/B3) | 11.8% | 11.7% | 12.4% |

*For a specification of the adjustments see note 2 on page 8.
**For a specification of the normalizing assumptions used see note 2 on page 8.
***For a reconciliation of capital employed, see table Calculation of capital employed and Net debt to capital employed ratio in the section Net debt to capital employed below.
**** The adjustment corresponds to 50 per cent of the investment. The investment was only included in the closing balance of the period, not in the opening balance, which entails an effect on average capital employed of 50 per cent of this amount.

**Improvement Program.** Statoil has specified a set of improvement efforts necessary to reach its target of return on average capital employed in 2004 of 12 per cent, based on normalized assumptions. To meet this target, Statoil determined that, among other improvements, it would need to reduce certain costs and increase revenue items by a total of NOK 3.5 billion in 2004, compared to 2001. As at the end of the second quarter of 2004, Statoil had identified annual, sustainable improvements in both costs and revenues, which it estimated will contribute NOK 3.1 billion toward the NOK 3.5 billion target for 2004. For further discussion of the improvement program, see Operating Review and Prospects- Use of Non-GAAP Financial Measures.

**Cash flows provided by operating activities** were NOK 6.0 billion in the second quarter of 2004, compared to NOK 0.7 billion in the second quarter of 2003. The relatively low cash flow provided by operating activities in the second quarter of both years is mainly due to the semi-annual payment of taxes on April 1. Cash flows provided by operating activities in the first half of 2004 was NOK 26.4 billion, compared to NOK 17.7 billion in the first half of 2003.

Changes in working capital items in the second quarter of 2003 resulting from the sale of the subsidiary Navion are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets.

The increase in cash flows provided by operating activities of NOK 8.7 billion from the first half of 2003 to the first half of 2004 is mainly due to an increase in cash flows from underlying operations contributing NOK 3.3 billion, and changes in short-term investments contributing NOK 7.2 billion, where the changes in short-term investments are related to changes in the allocation of existing liquidity between short-term investments and cash and cash equivalents. This is partly offset by NOK 1.9 billion reduced cash flow due to changes in working capital items and long-term items (excluding taxes payable, short-term interest bearing debt, short-term investments and cash) in the first half of 2004 as compared to the first half of 2003.

**Cash flows used in investment activities** were NOK 15.7 billion in the first half of 2004 compared to NOK 4.6 billion in the first half of 2003. In the second quarter of 2004, cash flows used in investment activities were NOK 8.7 billion, compared to net NOK 0.5 billion provided by investment activities in the second quarter of 2003.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 16.4 billion in the second quarter of 2004, compared to NOK 5.9 billion in the second quarter of 2003. In the first half of 2004 gross investments were NOK 23.1 billion, compared to NOK 11.0 billion in the first half of 2003.

The difference between cash flows used in investment activities and gross investments in the first half of 2004 is mainly related to the inclusion of NOK 8.5 billion related to the acquisition of shares in the two fields In Salah and In Amenas, as well as NOK 0.9 billion reduced cash flow to investment due to the divestment of the shares in VNG in the first quarter of 2004. The acquisition of shares in the two Algerian assets, In Salah and In Amenas has now been approved by Algerian authorities and the payments made related to these two assets have now been included in gross investments in the second quarter of 2004. The payments of these two fields were previously included in long-term receivables, of which NOK 6.8 billion was paid in 2003. The sale of VNG reduced total cash flow to investments, but did not influence the reported gross investments.

| Gross investments (in billions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| - E&P Norway | **4.9** | 3.4 | 42% | 0.7 | **8.1** | 6.6 | 22% | 1.2 | 13.1 |
| - International E&P | **10.6** | 1.7 | 530% | 1.5 | **13.2** | 3.3 | 301% | 1.9 | 8.0 |
| - Natural Gas | **0.5** | 0.1 | 390% | 0.1 | **0.9** | 0.2 | N/A | 0.1 | 0.9 |
| - Manufacturing & Marketing | **0.4** | 0.6 | (31%) | 0.1 | **0.6** | 0.8 | (17%) | 0.1 | 1.5 |
| - Other | **0.1** | 0.1 | (48%) | 0.0 | **0.2** | 0.2 | (5%) | 0.0 | 0.5 |
| **Total gross investment** | **16.4** | 5.9 | 179% | 2.4 | **23.1** | 11.0 | 109% | 3.3 | 24.1 |

The increase in **gross investments** is mainly related to increased investments in International E&P business areas resulting from the movement of the payments for the fields In Salah and In Amenas of NOK 8.5 billion from long-term receivables to net property, plant and equipment. The investments in E&P Norway increased by NOK 1.5 billion due to the number of large development projects in the investment phase.

**Cash flows used in financing activities** were NOK 3.2 billion in the second quarter of 2004 compared to NOK 6.1 billion in the second quarter of 2003. In the first half of 2004 cash flows used in financing activities were NOK 3.5 billion, compared to NOK 8.1 billion in the first half of 2003. The main reason for the reduction in cash flow used in financing activities is increased new long-term borrowings as well as reduced repayment of long-term debt. The amount reported in the first six months of 2004 includes a dividend paid to shareholders of NOK 6.4 billion related to the annual accounts in 2003, while the dividend paid to shareholders in the first half of 2003 was NOK 6.3 billion.

New long-term borrowings as of June 30, 2004 amounted to NOK 4.5 billion compared to NOK 3.4 billion in the first half of 2003. Repayment of long-term debt in the first half of 2004 was NOK 0.9 billion compared to NOK 2.9 billion in the first half of 2003.

**Cash, cash equivalents and short-term investments** were NOK 17.1 billion as of June 30, 2004, compared to NOK 18.2 billion as of June 30, 2003.

Cash and cash equivalents were NOK 14.6 billion as of June 30, 2004, compared to NOK 12.6 billion as of June 30, 2003. Short-term investments in domestic and international capital markets amounted to NOK 2.5 billion as of June 30, 2004, compared to NOK 5.6 billion as of June 30, 2003.

**Working capital** (total current assets less current liabilities) was reduced by NOK 10.1 billion from a positive working capital of NOK 6.2 billion at the end of the second quarter of 2003 to a negative working capital of NOK 4.0 billion at the end of the second quarter of 2004. The change is mainly related to an increase in short-term debt of NOK 11.0 billion, mainly due to NOK 5.0 billion increase in short-term interest-bearing debt related to changes in the redemption profile of the long-term debt, and NOK 3.1 billion increase in taxes payable. This is partly offset by an increase in current assets of NOK 0.9 billion. Taking Statoil's established credit facilities, credit rating and access to capital markets into account, management considers the group's working capital to be satisfactory.

**Interest-bearing debt.** Gross interest-bearing debt was NOK 40.7 billion at the end of the second quarter of 2004 compared to NOK 39.1 billion at the end of the second quarter of 2003. As of December 31, 2003, gross interest bearing debt was NOK 37.3 billion. Despite new investments, interest-bearing debt has been maintained at relatively stable level, mainly due to access to liquidity. Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result, nearly all of the company's interest-bearing debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt (see note 9 on page 8) was NOK 23.4 billion as of June 30, 2004 compared to NOK 19.3 billion as of June 30, 2003. As of December 31, 2003 net interest-bearing debt was NOK 20.9 billion. The increase in net interest bearing debt is mainly related to a reduction in cash, cash equivalents and short-term investments of NOK 1.1 billion, as well as an increase in short-term interest-bearing debt of NOK 5.0 billion, partly offset by a reduction in long-term interest-bearing debt of NOK 3.4 billion.

**Net debt to capital employed ratio,** defined as net interest-bearing debt to capital employed, was 23.7 per cent as of June 30, 2004, compared to 23.1 per cent as of June 30, 2003. The increase in net debt to capital employed ratio is mainly related to an increase in net interest-bearing debt, partly offset by an increase in capital employed of NOK 15 billion.

In the calculation of net interest bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and net debt to capital employed ratio non-GAAP financial measures. The table below therefore displays the calculations of net interest-bearing debt and the net debt to capital employed ratio, as well as the calculation of capital employed used in the calculation of ROACE. For an explanation of the ratio see Use of Non-GAAP financial measures, below.

| ***Calculation of capital employed and net debt to capital employed ratio* (in millions)** | ***June 30,* 2004** | ***June 30,* 2003** | ***December 31,* 2003** |
|---|---|---|---|
| Total shareholders equity | 73,847 | 62,887 | 70,174 |
| Minority interests | 1,480 | 1,508 | 1,483 |
| Total equity and minority interests (A) | 75,327 | 64,395 | 71,657 |
| Short-term debt | 6,572 | 1,557 | 4,287 |
| Long-term debt | 34,175 | 37,550 | 32,991 |
| Gross interest-bearing debt | 40,747 | 39,107 | 37,278 |
| Cash and cash equivalents | (14,560) | (12,557) | (7,316) |
| Short-term investments | (2,509) | (5,615) | (9,314) |
| Cash and cash equivalents and short-term investments | (17,069) | (18,172) | (16,630) |
| *Net debt before adjustments (B1)* | 23,678 | 20,935 | 20,648 |
| Other interest-bearing elements** | 2,119 | 0 | 1,758 |
| Adjustment for project loan* | (2,402) | (1,631) | (1,500) |
| Net interest-bearing debt (B2) | 23,395 | 19,304 | 20,906 |
| **Calculation of capital employed** | | | |
| Capital employed before adjustments to net interest bearing debt (A+B1) | 99,005 | 85,330 | 92,305 |
| Capital employed (A+B2) | 98,722 | 83,699 | 92,563 |
| **Calculated net debt to capital employed** | | | |
| Net debt to capital employed before adjustments (B1/(B1+A)) | 23.9% | 24.5% | 22.4% |
| Net debt to capital employed (B2/(B2+A)) | 23.7% | 23.1% | 22.6% |

* Adjustment for intra-company project financing through an external bank.

**Adjustment for deposits received for financial derivatives (collateral). This is classified as liquid assets on the balance sheet, but the item is interest-bearing and is therefore not excluded from the gross interest-bearing debt in our calculation of net interest-bearing debt.

**Exploration expenditure** (including capitalized exploration expenditure) was NOK 0.7 billion in the second quarter of 2004, which is in line with the second quarter of 2003. A total of four exploration and appraisal wells were completed during the second quarter of 2004, three on the NCS and one internationally. In the first half of 2004 a total of seven exploration and appraisal wells were completed, five on the NCS and two internationally. Five of these wells resulted in discoveries. In the first half of 2004, exploration expenditure was NOK 1.1 billion, which is in line with the first half of 2003.

Exploration expenditure reflects the period's exploration activities. **Exploration expenses** for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. In the second quarter of 2004 there was only a minor amount of previously capitalized exploration activity expensed, while NOK 0.2 billion was capitalized for the current period's activity. In the second quarter of 2004 exploration expenses consequently amounted to NOK 0.4 billion, compared to NOK 0.5 billion in the second quarter of 2003. Exploration expenses for the first half of 2004 amounted to NOK 0.7 billion, compared to NOK 1.0 billion for the first half of 2003.

The table below reconciles the period's exploration expenditure to exploration expenses.

| Exploration (in millions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| Exploration expenditure (activity) | **652** | 671 | (3%) | 94 | **1,132** | 1,054 | 7% | 163 | 2,445 |
| Expensed, previously capitalized exploration expenditure | **26** | 0 | N/A | 4 | **28** | 171 | (84%) | 4 | 256 |
| Capitalized share of current period's exploration activity | **(248)** | (194) | (28%) | (36) | **(440)** | (274) | (61%) | (63) | (331) |
| **Exploration expenses** | **430** | 477 | (10%) | 62 | **720** | 951 | (24%) | 104 | 2,370 |

**Production cost** per boe was USD 3.2 per boe for the 12 months ended June 30, 2004, compared to USD 3.1 per boe for the 12 months ended June 30, 2003. Correspondingly, the production costs in NOK were NOK 22.2 per boe for the 12 months ended June 30, 2004, compared to NOK 22.6 per boe for the 12 months ended June 30, 2003. Normalized at a NOK/USD exchange rate of 8.20, the production cost for the 12 months ended June 30, 2004 was USD 2.8 per boe, which is in line with the normalized production cost per boe for the 12 months ended June 30, 2003. The table below reconciles the calculated production cost (based on lifted volumes) per boe and the normalized production cost per boe.

| Production cost per boe | June 30, 2004 | June 30, 2003 | December 31, 2003 |
|---|---|---|---|
| Total production costs last 12 months (in NOK million) | 8,956 | 8,696 | 8,747 |
| Lifted volumes last 12 months (mill.boe) | 403 | 387 | 391 |
| Average NOK/USD exchange rate last 12 months | 7.01 | 7.23 | 7.08 |
| Production cost per boe | 3.2 | 3.1 | 3.2 |
| **Normalization of production cost per boe** | | | |
| Total production costs last 12 months (in NOK million) | 8,956 | 8,696 | 8,747 |
| Production costs last 12 months E&P Norway (in NOK million) | 7,955 | 7,805 | 7,865 |
| Normalized exchange rate (NOK/USD) | 8.20 | 8.20 | 8.20 |
| Production costs last 12 months E&P Norway normalized at NOK/USD 8.20 | 970 | 952 | 959 |
| Production costs last 12 months International E&P (in USD million) | 144 | 123 | 125 |
| Total production costs last 12 months in USD million (normalized) | 1,114 | 1,075 | 1,084 |
| Lifted volumes last 12 months (mill.boe) | 403 | 387 | 391 |
| **Production cost per boe normalized at NOK/USD 8,20 *** | **2.8** | **2.8** | **2.8** |

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20.

**Health, safety and the environment.** One contractor employee died on May 4, 2004 after an accident on board a barge during the installation of one of the jackets to one of the gas platforms on the South Pars field outside Iran. The accident has been investigated in order to map the reasons for the accident, and improvement measures have been implemented.

The total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) was 5.7 in the second quarter of 2004, compared to 5.2 in the second quarter of 2003. For the first half of 2004 the total recordable injury frequency was 5.8, which is unchanged from the first half of 2003.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was 2.7 in the second quarter of 2004 compared to 3.1 in the second quarter of 2003. For the first half of 2004 the serious incident frequency was 3.3, which is unchanged from the corresponding period of 2003.

The number of unintentional oil spills in the second quarter of 2004 was 122, compared to 118 in the second quarter of 2003. The volume from unintentional oil spills was 72 scm in the second quarter of 2004 compared to 225 scm in the second quarter of 2003. In the first six months of 2004 the number of oil spills is 256 compared to 243 in the corresponding period of 2003, while the volume from unintentional oil spills in the first six months of 2004 is 142 scm compared to 236 scm in the corresponding period of 2003. Statoil is working to further strengthen the company's HSE-results by means of a number of measures.

**Horton matter.** In June 2002, Statoil entered into an agreement with Horton Investments Ltd., a Turks & Caicos Islands company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year term of the contract. Two payments totaling USD 5.2 million were made under the contract before the payments were stopped as a result of the internal review. The contract was terminated in September 2003. After the announcement of the Økokrim investigation discussed below, Statoil's Chairman, Leif Terje Løddesol, Chief Executive, Olav Fjell and Executive Vice President of International Exploration and Production, Richard Hubbard, resigned from the Company.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning the Horton agreement. On June 29, 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c of the Norwegian Penal Code, which became effective in July, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, and issued a penalty notice, which, if accepted by Statoil, would impose a penalty on Statoil of NOK 20 million. Statoil has been given until October 18, 2004 to decide whether to accept the penalty notice. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000.

On June 17, 2004, Statoil's board received a report from Norwegian attorney Erik Keiserud, who had conducted at the board's request an independent review and legal assessment of matters arising under the Norwegian Penal Code and Statoil's internal policies in connection with the Horton consultancy agreement. The report stated that the actual contractual counterparty was Mehdi Hashemi Rafsanjani, son of Iran's former president. The report reached the conclusion that there is no basis for finding Statoil, as a company, or any individual in Statoil, criminally liable under the Norwegian Penal Code in connection with the consultancy contract. The report concluded further that the Horton agreement did not comply with Statoil's internal ethical rules and did not show due consideration to Statoil's internal rules of procurement. The report has been provided to Økokrim, the U.S. authorities referred to below and the Iranian authorities, and has been made public in its entirety.

On June 17, 2004, Statoil's board also received the results of a review conducted by auditing firm Deloitte & Touche and law firms Sørlie Wilhelmsen and Simonsen Føyen of the rest of Statoil's portfolio of international consultancy arrangements. Within the scope of its investigation, the review did not find that Statoil, directly or indirectly, had offered bribes or otherwise exerted improper influence, or attempted to engage in such conduct, in its attempts to obtain or retain business outside Norway.

The SEC is also conducting an inquiry into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. We are continuing to provide information to the SEC in order to assist the SEC with its ongoing review. Statoil has also been informed by the U.S. Department of Justice that they are conducting a criminal investigation jointly with the Office of the United States Attorney for the Southern District of New York.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly approved an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

Notes

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

(2) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. ROACE is normalized in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalized ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended June 30, 2004 consist of the gain from the sale of the shares in VNG of NOK 0.6 billion before tax (NOK 0.4 billion after tax). The target is based on organic development and therefore the effects of the acquisition of the Algerian assets, In Salah and In Amenas are also excluded. Adjustments made to the ROACE calculation for the 12 months ended December 31, 2003 consisted of the positive effect related to the repeal of Norway's Removal Grants Act and the 2003 effects of the acquisition interest in the In Salah and In Amenas fields. Adjustments made in ROACE for the twelve months ended June 30, 2003 consisted of the sale of the exploration and operations activity on the Danish continental shelf in the third quarter of 2002 (profit NOK 1.0 billion before tax and NOK 0.7 billion after tax), as well as the write-down of the LL652 field in Venezuela in the fourth quarter of 2002, and the positive effect related to the repeal of Norway's Removal Grants Act of NOK 0.7 billion after tax. For reconciliation, see table following Return on average capital employed.

(3) FCC: fluid catalytic cracking.

(4) Oil volumes include condensate and NGL, exclusive of royalty oil.

(5) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field, production, are due to periodic over- or underliftings.

(6) For normalization of the production cost see table following Production cost.

(7) For a specification of normalizing assumptions, see footnote 2.

(8) For the definition of non-GAAP financial measures and an explanation of the use of ROACE, see Use of Non-GAAP financial measures below.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and the third quarter net interest-bearing debt is normalized by excluding 50 per cent of the cash build-up related to tax payments due on April 1 and October 1.

| (in millions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| **USGAAP income statement** | | | | | | | | | |
| **Total revenues** | **17,039** | 13,560 | 26% | 2,456 | **34,259** | 30,254 | 13% | 4,938 | 62,494 |
| Operating, general and administrative expenses | **2,367** | 2,514 | (6%) | 341 | **4,796** | 6,007 | (20%) | 691 | 11,305 |
| Depreciation, depletion and amortization | **2,855** | 2,797 | 2% | 412 | **5,894** | 5,611 | 5% | 850 | 11,969 |
| Exploration expenses | **149** | 233 | (36%) | 21 | **296** | 535 | (45%) | 43 | 1,365 |
| **Total expenses** | **5,371** | 5,544 | (3%) | 774 | **10,986** | 12,153 | (10%) | 1,583 | 24,639 |
| **Income before financial items, other items, income taxes and minority interest** | **11,668** | 8,016 | 46% | 1,682 | **23,273** | 18,101 | 29% | 3,354 | 37,855 |
| ***Operational data*** | | | | | | | | | |
| Realized oil price (USD/bbl) | **35.6** | 26.3 | 36% | | **33.8** | 29.2 | 16% | | 29.1 |
| **Liftings:** | | | | | | | | | |
| Oil (1000 bbl/day) | **622** | 661 | (6%) | | **639** | 647 | (1%) | | 652 |
| Natural gas (1000 boe/day) | **340** | 244 | 39% | | **375** | 321 | 17% | | 331 |
| Total oil and natural gas liftings (1000 boe/day) | **962** | 905 | 6% | | **1,014** | 967 | 5% | | 982 |
| **Production:** | | | | | | | | | |
| Oil (1000 bbl/day) | **633** | 630 | 1% | | **655** | 657 | 0% | | 661 |
| Natural gas (1000 boe/day) | **340** | 244 | 39% | | **375** | 321 | 17% | | 331 |
| Total oil and natural gas production (1000 boe/day) | **973** | 874 | 11% | | **1,029** | 978 | 5% | | 991 |

**Income before financial items, other items, income taxes and minority interest** for E&P Norway was NOK 11.7 billion in the second quarter of 2004 compared to NOK 8.0 billion in the second quarter of 2003. The increase is primarily due to a 33 per cent increase in oil prices measured in NOK which contributes NOK 3.6 billion, as well as a 39 per cent increase in natural gas sales contributing NOK 0.2 billion. An increase of NOK 0.1 billion was due to the reversal of previous provisions for estimated losses on long-term drilling rig charters, and an additional NOK 0.1 billion was the result of reduced exploration expense. This is partly offset by NOK 0.1 billion increased depreciation, and interest expense on future removal obligations of NOK 0.1 billion due to the repeal of the Removal Grants Act.

In the first half of 2004 income before financial items, other items, income taxes and minority interest was NOK 23.3 billion, compared to NOK 18.1 billion in the first half of 2003. The change is mainly due to a 13 per cent increase in oil prices measured in NOK contributing NOK 3.6 billion, 5 per cent increased lifting of oil and natural gas contributing NOK 0.8 billion, a positive effect of NOK 1.1 billion related to changes in the provision for losses on long-term drilling rig charters, and NOK 0.2 billion in reduced exploration expenses. This is partly offset by NOK 0.3 billion increased depreciation, which is due to increased liftings, new fields coming on stream and the repeal of Norway's Removal Grants Act, which increased depreciation related to removal.

In the second quarter of 2004, the provisions for estimated losses on the long-term rig charters were reduced by NOK 0.2 billion, of which NOK 0.1 billion was due to improved use of Borgland Dolphin in the Tampen area in 2005. There were no changes in rig provisions in the second quarter of 2003. The market for drilling rigs has changed from a situation with overcapacity and low market rates in 2003 to a situation in 2004 in which higher market rates are expected. This is the main reason for change in provisions in the second quarter of 2004. At the end of the second quarter of 2004, the remaining provision for estimated losses on the long-term drilling rig charters amounted to NOK 810 million.

As part of the improvement program E&P Norway has targeted realizing cost reductions and revenue improvements of NOK 1.2 billion in 2004 compared with 2001. At the end of the second quarter of 2004, E&P Norway has implemented measures, which it estimates will give yearly improvements for fiscal years from 2004 (as compared with 2001) of NOK 1.0 billion.

**Average daily lifting of oil** was 622,000 barrels (bbl) per day in the second quarter of 2004 compared to 661,000 bbl per day in the second quarter of 2003, while average daily production of oil was 633,000 bbl per day in the second quarter of 2004, compared to 630,000 per day in the second quarter of 2003. At the end of the second quarter of 2004 this implied a net underlift situation of approximately 11,000 boe per day as a result of production outpacing lifting. In the first half of 2004 average daily lifting of oil was 639,000 boe per day compared to 647,000 boe per day in the first half of 2003. Average daily oil production in the first half of 2004 was 655,000 boe per day compared to 657,000 boe per day in the first half of 2003.

Production in the second quarter of 2003 and second quarter of 2004 was approximately at the same level. Production was reduced from fields, including, among others Statfjord, Sleipner Øst and Norne which have passed plateau level, while there have been strikes on Snorre and Visund. Additionally, Norne and Glitne have experienced technical problems and there has been a previously scheduled turnaround on Statfjord. This reduction is offset mainly due to the fact that new fields, including Mikkel, Fram Vest and Vigdis Extension, started production after the second quarter of 2003, as well as by good production from Gullfaks. Regularity of production was also high in the first half of 2004, at 91.7 per cent.

**Average daily gas production** was 340,000 boe per day in the second quarter of 2004 compared to 244,000 boe per day in the second quarter of 2003, an increase of 39 per cent. In the first half of 2004 average daily gas production was 375,000 boe per day compared to 321,000 boe per day in the first half of 2003. Natural gas sales are high in the first half of 2004 mainly due to agreements being made with existing customers on high off-take early in the year. The reason for doing this is to reduce the pressure on Statoil's obligations due to the extensive maintenance program on installations on the NCS during the third quarter of 2004, which consequently will reduce, the availability of gas from the NCS.

**Exploration expenditure** (including capitalized exploration expenditure) amounted to NOK 0.4 billion in the second quarter of 2004, compared to NOK 0.3 billion in the second quarter of 2003. In the first half of 2004, exploration expenditure was NOK 0.5 billion, which is in line with the first half of 2003.

**Exploration expense** was NOK 0.1 billion in the second quarter of 2004, compared to NOK 0.2 billion in the second quarter of 2003. Exploration expense for the first half of 2004 was NOK 0.3 billion compared to NOK 0.5 billion in the first half of 2003.

There was no write-off of prior period's capitalized exploration expenditure neither in the second quarter of 2004 or in the second quarter of 2003. The main reason for reduction in exploration expense from the first half of 2003 to the first half of 2004 is a write-off of prior period's exploration expenditure of NOK 0.2 billion in the first half of 2003.

**Three exploration and appraisal wells** were completed in the second quarter of 2004, compared to two in the second quarter of 2003. Discoveries were made in the Linerle prospect (PL 128), Alve (PL 159) and West Cable in PL 001B/PL 242. At the end of the second quarter of 2004, Statoil was participating in drilling on the PL 255 Onyx prospect, while PL 050/120 Topas (Gullfaks/Visund) has a planned halt in drilling. Restart of the drilling of Topas is planned for mid August. Statoil is planning to participate in a total of nine exploration and appraisal wells to be completed on the NCS in 2004.

In the **18th licensing round** on the NCS on June 8, 2004 Statoil was awarded shares in nine new licenses, of which four were operatorships in the Norwegian Sea. Three of the five partner-operated licenses are located in the Norwegian Sea and two in the North Sea. Statoil is satisfied with the award.

A preliminary evaluation of progress and economy on the Snøhvit project shows that the **investment estimate of Snøhvit** is expected to increase by NOK 4 to 6 billion, and that start-up of ordinary deliveries of gas may be delayed by six to twelve months. During the autumn of 2004, a review of costs and progress will be carried out. Statoil's share in the Snøhvit field is 33.53 per cent.

Statoil entered into **an agreement with Total** in the second quarter of 2004 concerning an exchange of shares, which gives Total a share in the Mikkel field of 7.65 per cent and 3 per cent in the Kristin field, in exchange for a share of 10 per cent in the Tune field from Total to Statoil. The transaction will have economic effect from January 1, 2004, subject to approval by the Norwegian authorities.

The plan for development and operation **(PDO) for Norne Satellites** was submitted on May 5, 2004, and approved by the Norwegian Ministry of Petroleum and Energy.

| (in millions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| **USGAAP income statement** | | | | | | | | | |
| **Total revenues** | **2,132** | 1,660 | 28% | 307 | **4,010** | 3,110 | 29% | 578 | 6,615 |
| Operating, general and administrative expenses | **501** | 471 | 6% | 72 | **1,045** | 960 | 9% | 151 | 2,045 |
| Depreciation, depletion and amortization | **444** | 407 | 9% | 64 | **921** | 739 | 25% | 133 | 1,784 |
| Exploration expenses | **281** | 244 | 15% | 41 | **424** | 416 | 2% | 61 | 1,005 |
| **Total expenses** | **1,226** | 1,122 | 9% | 177 | **2,390** | 2,115 | 13% | 344 | 4,834 |
| **Income before financial items, other items, income taxes and minority interest** | **906** | 538 | 68% | 131 | **1,620** | 995 | 63% | 233 | 1,781 |
| **Operational data** | | | | | | | | | |
| Realized oil price (USD/bbl) | **34.2** | 25.9 | 32% | | **32.6** | 27.5 | 18% | | 27.6 |
| **Liftings:** | | | | | | | | | |
| Oil (1000 bbl/day) | **94** | 97 | (3%) | | **96** | 83 | 16% | | 86 |
| Natural gas (1000 boe/day) | **2** | 3 | (23%) | | **2** | 3 | (7%) | | 3 |
| Total oil and natural gas liftings (1000 boe/day) | **97** | 100 | (4%) | | **98** | 85 | 15% | | 88 |
| **Production:** | | | | | | | | | |
| Oil (1000 bbl/day) | **97** | 89 | 9% | | **96** | 82 | 18% | | 87 |
| Natural gas (1000 boe/day) | **2** | 3 | (23%) | | **2** | 3 | (7%) | | 3 |
| Total oil and natural gas production (1000 boe/day) | **99** | 92 | 8% | | **99** | 84 | 17% | | 89 |

**Income before financial items, other items, income taxes and minority interest** for International E&P was NOK 0.9 billion in the second quarter of 2004 compared to NOK 0.5 billion in the corresponding period of last year. The increase from the second quarter of 2003 to the second quarter of 2004 is mainly due to 29 per cent increase in realized oil prices for International E&P measured in NOK, contributing NOK 0.5 billion. This is partly offset by a 4 per cent decrease in lifting, and minor increases in depreciation, exploration expense, and operating, general and administrative expenses.

Income before financial items, other items, income taxes and minority interest in the first half of 2004 was NOK 1.6 billion compared to NOK 1.0 billion in the corresponding period of 2003. The increase is mainly related to a 16 per cent increase in realized oil price for International E&P measured in NOK, contributing positively by NOK 0.7 billion, as well as a 15 per cent increase in liftings contributing NOK 0.5 billion. This is partly offset by a NOK 0.1 billion increase in operating, general administrative expenses, a NOK 0.2 billion increase in depreciation, mainly due to increased liftings and new fields coming on stream in the second half of 2003.

As part of the improvement program International E&P has targeted realizing cost reductions and revenue improvements of NOK 0.85 billion in 2004 compared with 2001. At the end of the second quarter of 2004, International E&P has implemented measures, which it estimates will give yearly improvements for fiscal years from 2004 (as compared with 2001) of NOK 0.6 billion.

**Average daily lifting of oil** is reduced from 97,000 bbl per day in the second quarter of 2003 to 94,000 bbl per day in the second quarter of 2004. In the first half of 2004 average daily lifting of oil increased to 96,000 bbl per day, compared to 83,000 bbl per day in the first half of 2003. Average daily production of oil increased from 89,000 bbl per day in the second quarter of 2003 to 97,000 bbl per day in the second quarter of 2004. The average daily oil production in the first half of 2004 was 96,000 bbl per day, compared to 82,000 bbl per day in the first half of 2003.

The increase in oil production from the second quarter of 2003 to the second quarter of 2004 is mainly related to two new fields in Angola, Jasmim and Xikomba, which contributed 12,600 boe per day in the second quarter of 2004 compared to the second quarter of 2003. These fields started production in November 2003. This is partly offset by reduced production from the Alba-field by 5,000 boe per day in the second quarter of 2004 compared to the second quarter of 2003.

**Average daily gas production** was somewhat above 2 000 boe per day in the second quarter of 2004 compared to approximately 3 000 boe per day in the second quarter of 2003. For the first six months 2004 average daily gas production was somewhat above 2 000 boe per day, which is in line with the corresponding period of last year. The total gas volumes are produced at the Jupiter field in the UK.

**Exploration expenditure** (including capitalized exploration expenditure) was NOK 0.3 billion in the second quarter of 2004, which is in line with the second quarter of 2003. Exploration expenditure for the first half of 2004 was also in line with the first half of 2003, amounting to NOK 0.6 billion. Exploration expenses were NOK 0.3 billion in the second quarter of 2004 compared to NOK 0.2 billion in the corresponding period of 2003. Exploration expenses were NOK 0.4 billion in the first half of 2004, which is in line with the first half of 2003.

During the second quarter of 2004 **one exploration and appraisal well** was completed internationally. The well Acacia 2 in block 17 in Angola was started at the end of the first quarter of 2004 and resulted in a discovery. The Tiger well in the Gulf of Mexico is awaiting final evaluation. In the first half of 2004 two wells have been completed internationally, and both resulted in discoveries. The well Venus in the first quarter of 2004 resulted in discovery. Statoil is planning to participate in the drilling of a total of nine exploration and appraisal wells in 2004 internationally.

The acquisition of interests in the gas fields **In Salah and In Amenas fields** was recently approved by Algerian authorities and the investments have been moved from long-term prepayments to net property, plant and equipment in the balance sheet. In Salah commenced deliveries of natural gas on July 18, 2004. Total annual production is expected to be 9 bcm and Statoil's share in the field is 31.85 per cent.

## Natural Gas

| (in millions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| **USGAAP income statement** | | | | | | | | | |
| **Total revenues** | **7,201** | 5,208 | 38% | 1,038 | **16,316** | 12,104 | 35% | 2,352 | 25,452 |
| Cost of goods sold | **4,173** | 2,541 | 64% | 601 | **8,564** | 5,969 | 43% | 1,234 | 12,932 |
| Operating, selling and administrative expenses | **1,680** | 1,376 | 22% | 242 | **3,341** | 2,860 | 17% | 482 | 5,896 |
| Depreciation, depletion and amortization | **155** | 139 | 12% | 22 | **313** | 302 | 4% | 45 | 619 |
| **Total expenses** | **6,008** | 4,056 | 48% | 866 | **12,218** | 9,131 | 34% | 1,761 | 19,447 |
| **Income before financial items, other items, income taxes and minority interest** | **1,193** | 1,152 | 4% | 172 | **4,098** | 2,973 | 38% | 591 | 6,005 |
| **Operational data** | | | | | | | | | |
| Natural gas sales (bcm) | **5.6** | 4.0 | 40% | | **11.9** | 9.9 | 20% | | 20.8 |
| Natural gas price (NOK / Sm3) | **1.02** | 1.03 | (1%) | | **1.05** | 1.01 | 4% | | 1.02 |
| Transfer price natural gas (NOK / Sm3) | **0.65** | 0.62 | 5% | | **0.63** | 0.59 | 7% | | 0.59 |
| Regularity at delivery point (%) | **100%** | 99% | 1% | | **100%** | 100% | 0% | | 100% |

**Income before financial items, other items, income taxes and minority interest** for Natural Gas was NOK 1.2 billion in the second quarter of 2004, which is in line with the second quarter of 2003. Increased revenues due to increased volumes is offset by increased cost of goods and transportation costs. Income before financial items, other items, income taxes and minority interest for the first half of 2004 was NOK 4.1 billion, compared to NOK 3.0 billion in the first half of 2003. The increase is mainly due to increased volumes and increased gas prices, as well as the gain from the sale of the shares in Verbundnetz Gas (VNG) in the first quarter of 2004 of NOK 0.6 billion before tax.

Gas sales for the second quarter of 2004 were 5.6 billion standard cubic meters (bcm) compared to 4.0 bcm in the second quarter of 2003, an increase of 40 per cent. Of the total gas sales, Statoil produced 4.9 bcm in the second quarter of 2004. In the first half of 2004, natural gas sales were 11.9 bcm compared to 9.9 bcm in the first half of 2003. Of the total gas sales in the first half of 2004, Statoil produced 10.8 bcm. These volumes exclude sold third-party LNG volumes in the US. The revenues from the LNG sales contributed NOK 0.8 billion to revenues in the first half of 2004.

Average gas prices in the second quarter of 2004 were NOK 1.02 per scm compared to NOK 1.03 per scm in the second quarter of 2003. The reduction in price is related to reduced prices on oil products, to which many gas sales contracts are indexed, but this is however to a large extent offset by the weakening of the NOK versus the EUR and the GBP. Gas volumes sold were higher in the second quarter of 2004 than in the second quarter of 2003 primarily due to a higher off-take from existing customers. Cost of goods sold increased by 64 per cent, mainly due to higher volumes of both Statoil produced volumes and external volumes, as well as higher transfer price for gas. The gas price was 4 per cent higher in the first half of 2004 compared to the first half of 2003, and the transfer price for gas from E&P Norway was 7 per cent higher in the first half of 2004 compared to the first half of 2003. Additionally, purchase of third-party LNG volumes for deliveries to the US started in the third quarter of 2003, and contributed NOK 0.7 billion to increased cost of goods sold in the first half of 2004.

As part of the improvement program, Natural Gas has targeted realizing cost reductions and revenue improvements of NOK 0.5 billion in 2004 compared with 2001. At the end of the second quarter of 2004, Natural Gas has implemented measures, which it estimates will give yearly improvements for fiscal years from 2004 (as compared with 2001) of NOK 0.5 billion.

**A new gas sales contract with Centrica** was signed in May 2004. The agreement covers deliveries of 1 bcm from Statoil and SDFI for one year starting October 1, 2004. Statoil's share of the deliveries is approximately 45 per cent.

Statoil entered into an agreement with the US-based energy company Dominion in June 2004 regarding **increased capacity for liquefied natural gas (LNG) at the Cove Point terminal** in the US. The agreement involves annual terminal capacity for approximately 7.7 bcm gas over a twenty-year period with planned start-up in 2008, and has been entered into subject to the approval by US authorities.

## Manufacturing & Marketing

| (in millions) | Second quarter 2004 NOK | 2003 NOK | change | 2004 USD* | First half 2004 NOK | 2003 NOK | change | 2004 USD* | Full year 2003 NOK |
|---|---|---|---|---|---|---|---|---|---|
| **USGAAP income statement** | | | | | | | | | |
| **Total revenues** | **62,825** | 48,362 | 30% | 9,055 | **119,612** | 107,118 | 12% | 17,240 | 218,642 |
| Cost of goods sold | **58,748** | 44,095 | 33% | 8,468 | **111,078** | 97,294 | 14% | 16,010 | 200,453 |
| Operating, selling and administrative expenses | **3,093** | 3,242 | (5%) | 446 | **6,344** | 6,956 | (9%) | 914 | 13,215 |
| Depreciation, depletion and amortization | **351** | 340 | 3% | 51 | **698** | 737 | (5%) | 101 | 1,419 |
| **Total expenses** | **62,192** | 47,677 | 30% | 8,964 | **118,120** | 104,987 | 13% | 17,025 | 215,087 |
| **Income before financial items, other items, income taxes and minority interest** | **633** | 685 | (8%) | 91 | **1,492** | 2,131 | (30%) | 215 | 3,555 |
| **Operational data** | | | | | | | | | |
| FCC margin (USD/bbl) | **7.8** | 4.0 | 95% | | **6.4** | 4.9 | 31% | | 4.4 |
| Contract price methanol (EUR/ton) | **200** | 260 | (23%) | | **195** | 244 | (20%) | | 226 |
| Petrochemical margin (EUR/ton) | **121** | 159 | (24%) | | **131** | 129 | 2% | | 119 |

**Income before financial items, other items, income taxes and minority interest** for Manufacturing & Marketing in the second quarter of 2004 was NOK 0.6 billion compared to NOK 0.7 billion in the second quarter of 2003. In the first half of 2004 income before financial items, other items, income taxes and minority interest was NOK 1.5 billion compared to NOK 2.1 billion in the first half of 2003. Income before financial items, other items, income taxes and minority interests in the first half of 2003 included a contribution from Navion of NOK 0.5 billion. **Navion** was sold to Teekay, effective April 7, 2003.

As part of the improvement program Manufacturing and Marketing has targeted realizing cost reductions and revenue improvements of NOK 0.95 billion in 2004 compared with 2001. At the end of the second quarter of 2004, Manufacturing and Marketing has implemented measures, which it estimates will give yearly improvements for fiscal years from 2004 (as compared with 2001) of NOK 0.95 billion.

In **oil trading** income before financial items, other items, income taxes and minority interest in the second quarter of 2004 was NOK 0.3 billion, compared to NOK 0.2 billion in the second quarter of 2003. The change is mainly due to change in unrealized gains and losses on derivatives. In the first half of 2004 income before financial items, other items, income taxes and minority interest was NOK 0.5 billion compared to NOK 0.7 billion in the first half of 2003.

Income before financial items, other items, income taxes and minority interest from **manufacturing** in the second quarter of 2004 was NOK 0.1 billion, compared to NOK 0.2 billion in the second quarter of 2003. In the second quarter of 2004 the average refining margin, the FCC margin, was USD 7.8 per barrel compared to USD 4.0 per barrel in the second quarter of 2003. The average contract price of methanol was EUR 200 per tonne in the second quarter of 2004 compared to EUR 260 per tonne in the second quarter of 2003. The increase in the FCC margin was partly offset by the strengthening of the NOK versus the USD, while the reduction in the contract price for methanol was partly offset by the weakening of the NOK versus the EUR from the second quarter of 2003 to the second quarter of 2004.

Income before financial items, other items, income taxes and minority interest was in the second quarter of 2004 negatively affected by planned maintenance at the Mongstad refinery, the refinery in Kalundborg and the methanol plant at Tjeldbergodden in parts of the second quarter, which resulted in a reduction in processed volumes. The throughput at Mongstad was reduced by 34 per cent due to a turnaround in the second quarter of 2004 compared to the second quarter of 2003. Some of the refinery production was hedged at margins that are lower than the refinery margins in today's market. At Mongstad, problems with the desulphurization plant arose after start-up, and the plant had to be partly shut down. The third quarter of 2004 will be negatively affected by a fire at the crude oil plant at Mongstad on July 12, 2004. The plant started production on July 25, 2004 and is running as normal. Statoil continued deliveries to its customers by using existing stocks. In the first half of 2004 income before financial items, other items, income taxes and minority interest was NOK 0.5 billion, compared to NOK 0.7 billion in the first half of 2003.

On July 1, 2004, Statoil presented preliminary plans for the construction of a power plant at Mongstad supplied by natural gas from the Troll field and production of electricity from the same field. At the same time, Statoil presented a preliminary plan for expansion of methanol plant and the construction of a gas power plant at Tjeldbergodden. Statoil's plans include the participation of external partners.

In **marketing** income before financial items, other items, income taxes and minority interest was NOK 0.1 billion in the second quarter of 2004, compared to NOK 0.2 billion in the second quarter of 2003. Income before financial items, other items, income taxes and minority interest in the first half of 2004 was NOK 0.1 billion compared to NOK 0.3 billion in the first half of 2003. Also the second quarter of 2004 was characterized by low margins within retail in Denmark due to maintained pricing competition. Both Ireland and Poland showed weak results due to pricing competition and low prices. Sweden and the Baltic countries have however improved their results.

Statoil entered into a final agreement with ICA AB in May 2004 regarding the acquisition of ICA's 50 per cent interest in Statoil Detaljhandel Skandinavia AS (SDS). The European Union competition authorities approved the agreement on July 1, 2004, and take-over and payment took place on July 8, 2004. Statoil and ICA have owned 50 per cent each in the company since 1999. SDS operates nearly 1,400 full-service Statoil stations in Scandinavia and has also almost 80 automated outlets under the 1-2-3 brand, of which approximately 400 are owned by dealers. The company holds a leading position in its area of the Scandinavian retail sector, with an average of market share of 23 per cent. Statoil now owns and operates 100 per cent of the business, which will be consolidated in the group's accounts as of the third quarter of 2004. Statoil also acquired 30 Haahrs service stations in Denmark in June 2004.

Statoil's share of **Borealis**' income in the second quarter of 2004 was NOK 0.1 billion, compared to a small profit in the second quarter of 2003. The average margin was reduced from EUR 159 per tonne in the second quarter of 2003 to EUR 121 per tonne in the second quarter of 2004. This effect is partly offset by the development in the NOK/EUR exchange rate. The income was however better than last year, mainly due to 13 per cent increased volumes. For the first half of 2004 income was NOK 0.3 billion compared to a negative amount of NOK 0.1 billion in the first six months of 2003.

**Use of Non-GAAP Financial Measures**

Statoil is subject to SEC regulations regarding the use of "Non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5- Operating and Financial Review and Prospects- Use of Non-GAAP Financial Measures in Statoil's 2003 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Return on Average Capital Employed (ROACE).
- Normalized Return on Average Capital Employed (normalized ROACE).
- Normalized production cost per barrel.
- Net debt to capital employed ratio.

Statoil uses **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and the investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil's use of ROACE, should not be viewed as an alternative to income before financial items, other items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses **normalized ROACE** to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. Therefore the effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are excluded from the normalized figure. This measure is viewed by the company as providing a better understanding of Statoil's underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil makes regular use of this measure to evaluate its operations.

The figures used for calculating the normalized ROACE towards the 2004 target are (each adjusted for inflation from 2000):
- oil price of 16 USD;
- natural gas price of NOK 0.70/scm;
- FCC-refining margin of USD 3.0 per barrel;
- petrochemical margin of EUR 150 per tonne; and
- NOK/USD exchange rate of 8.20.

By keeping certain prices which are key value drivers, as well as the important NOK/USD exchange rate, constant Statoil is able to utilize this measure to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favorable. In the period 2001 to 2003, during which Statoil has been using normalized ROACE, as a tool of measuring performance, the normalization procedures have on average resulted in lower normalized earnings compared to the earnings based on realized prices. Normalized results, however, should not be seen as an alternative to measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realized and normalized results, when measuring performance. However, the company finds the normalized results to be especially useful when realized prices, margins and exchange rates are above the normalized set of assumptions. Normalized ROACE is based on organic development and 2003 figures exclude the effects related to the acquisition of the two Algerian assets from BP, In Salah and In Amenas. In 2004, the gain related to the sale of the shares in VNG in the first quarter, were excluded from the calculation of the normalized ROACE.

Statoil also defines certain items as of such a nature that they will not provide good indications of the company's underlying performance when included in the key indicators. These items are therefore excluded from calculations of ROACE.

**Improvement program**

The information contained herein on the improvement program may contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

**Normalized production cost** per barrel in USD is used to evaluate the underlying development in the production cost. Statoil's production costs are mainly incurred in NOK. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant.

**Net debt to capital employed ratio.** The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the company's current debt situation. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

- Project financing through an external bank or similar will, since different legal entities in the group lend to and from the investment banks, overreport the debt stated in the balance sheet compared to the underlying exposure.
- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest bearing debt.

The net interest-bearing debt adjusted for these two items is included in the adjusted average capital employed, which is also used in the calculation of the ROACE.

**Forward-looking statements**

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in Algeria; targets with respect to return on average capital employed and other measures; start-up dates for upstream activities; estimated future cost savings and revenue improvements from the improvements program; assumptions relating to employment of rigs in the future; and expected investment level in projects and segments, , are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Special note regarding forward-looking non-GAAP financial information

The information contained herein on the improvement program may contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Forward-looking statements involve risks and uncertainties and actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described above under the heading "Forward-Looking Statements" and in Statoil's 2003 Annual Report on Form 20-F.

# Financial statements

## 2nd quarter 2004

CONSOLIDATED STATEMENTS OF INCOME USGAAP

| (in NOK million) | For the three months ended June 30, 2004 (unaudited) | 2003 (unaudited) | For the six months ended June 30, 2004 (unaudited) | 2003 (unaudited) | For the year ended December 31, 2003 (note 1) |
|---|---|---|---|---|---|
| **REVENUES** | | | | | |
| Sales | **70,961** | 54,496 | **137,041** | 121,123 | 248,527 |
| Equity in net income of affiliates | **284** | 192 | **504** | 128 | 616 |
| Other income | **60** | 78 | **790** | 78 | 232 |
| **Total revenues** | **71,305** | 54,766 | **138,335** | 121,329 | 249,375 |
| **EXPENSES** | | | | | |
| Cost of goods sold | **(44,945)** | (32,494) | **(83,612)** | (72,018) | (149,645) |
| Operating expenses | **(6,632)** | (6,401) | **(13,587)** | (13,325) | (26,651) |
| Selling, general and administrative expenses | **(1,165)** | (1,259) | **(2,085)** | (3,338) | (5,517) |
| Depreciation, depletion and amortization | **(3,908)** | (3,799) | **(8,061)** | (7,601) | (16,276) |
| Exploration expenses | **(430)** | (477) | **(720)** | (951) | (2,370) |
| **Total expenses before financial items** | **(57,080)** | (44,430) | **(108,065)** | (97,233) | (200,459) |
| **Income before financial items, other items, income taxes and minority interest** | **14,225** | 10,336 | **30,270** | 24,096 | 48,916 |
| Net financial items | **(144)** | 396 | **(1,159)** | (789) | 1,399 |
| Other items | **0** | (6,025) | **0** | (6,025) | (6,025) |
| **Income before income taxes and minority interest** | **14,081** | 4,707 | **29,111** | 17,282 | 44,290 |
| Income taxes | **(9,665)** | (261) | **(19,892)** | (9,119) | (27,447) |
| Minority interest | **(61)** | (49) | **(164)** | (174) | (289) |
| **Net income** | **4,355** | 4,397 | **9,055** | 7,989 | 16,554 |
| **Net income per ordinary share** | **2.01** | 2.03 | **4.18** | 3.69 | 7.64 |
| Weighted average number of ordinary shares outstanding | 2,166,143,715 | 2,166,143,714 | 2,166,143,715 | 2,166,143,670 | 2,166,143,693 |

See notes to the consolidated financial statements.

## CONSOLIDATED BALANCE SHEETS USGAAP

| (in NOK million) | At June 30, 2004 (unaudited) | At June 30, 2003 (unaudited) | At December 31, 2003 (note 1) |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and cash equivalents | **14,560** | 12,557 | 7,316 |
| Short-term investments | **2,509** | 5,615 | 9,314 |
| **Cash, cash equivalents and short-term investments** | **17,069** | 18,172 | 16,630 |
| Accounts receivable | **23,539** | 20,502 | 28,048 |
| Accounts receivable - related parties | **2,597** | 2,321 | 2,144 |
| Inventories | **5,786** | 5,127 | 4,993 |
| Prepaid expenses and other current assets | **5,526** | 7,474 | 7,354 |
| **Total current assets** | **54,517** | 53,596 | 59,169 |
| Investments in affiliates | **11,615** | 10,773 | 11,022 |
| Long-term receivables | **8,810** | 7,011 | 14,261 |
| Net property, plant and equipment | **142,628** | 124,685 | 126,528 |
| Other assets | **11,984** | 9,358 | 10,620 |
| **TOTAL ASSETS** | **229,554** | 205,423 | 221,600 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Short-term debt | **6,572** | 1,557 | 4,287 |
| Accounts payable | **15,354** | 13,532 | 17,977 |
| Accounts payable - related parties | **6,367** | 5,115 | 6,114 |
| Accrued liabilities | **10,593** | 10,796 | 11,454 |
| Income taxes payable | **19,587** | 16,443 | 17,676 |
| **Total current liabilities** | **58,473** | 47,443 | 57,508 |
| Long-term debt | **34,175** | 37,550 | 32,991 |
| Deferred income taxes | **38,973** | 37,071 | 37,849 |
| Other liabilities | **22,606** | 18,964 | 21,595 |
| **Total liabilities** | **154,227** | 141,028 | 149,943 |
| **Minority interest** | **1,480** | 1,508 | 1,483 |
| Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued | **5,474** | 5,474 | 5,474 |
| Treasury shares, 23,441,885 shares | **(59)** | (59) | (59) |
| Additional paid-in capital | **37,728** | 37,728 | 37,728 |
| Retained earnings | **30,292** | 19,062 | 27,627 |
| Accumulated other comprehensive income (loss) | **412** | 682 | (596) |
| **Total shareholders' equity** | **73,847** | 62,887 | 70,174 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **229,554** | 205,423 | 221,600 |

See notes to the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

| (in NOK million) | For the six months ended June 30, 2004 (unaudited) | 2003 (unaudited) | For the year ended December 31, 2003 (note 1) |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Consolidated net income | **9,055** | 7,989 | 16,554 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | | | |
| Minority interest in income | **164** | 174 | 289 |
| Depreciation, depletion and amortization | **8,061** | 7,601 | 16,276 |
| Exploration expenditures written off | **28** | 171 | 256 |
| (Gains) losses on foreign currency transactions | **722** | 2,630 | 781 |
| Deferred taxes | **(57)** | (7,105) | (6,177) |
| (Gains) losses on sales of assets and other items | **(910)** | 6,001 | 5,719 |
| Changes in working capital (other than cash and cash equivalents): | | | |
| • (Increase) decrease in inventories | **(793)** | 215 | 349 |
| • (Increase) decrease in accounts receivable | **4,056** | 9,423 | 2,054 |
| • (Increase) decrease in prepaid expenses and other current assets | **388** | (176) | (1,511) |
| • (Increase) decrease in short-term investments | **6,805** | (348) | (4,047) |
| • Increase (decrease) in accounts payable | **(2,370)** | (6,393) | (949) |
| • Increase (decrease) in other payables | **(449)** | (265) | 2,436 |
| • Increase (decrease) in taxes payable | **1,911** | (1,915) | (682) |
| (Increase) decrease in non-current items related to operating activities | **(163)** | (265) | (551) |
| **Cash flows provided by operating activities** | **26,448** | 17,737 | 30,797 |
| **INVESTING ACTIVITIES** | | | |
| Additions to property, plant and equipment | **(14,137)** | (10,310) | (22,075) |
| Exploration expenditures capitalized | **(440)** | (274) | (331) |
| Change in long-term loans granted and other long-term items | **(2,153)** | (443) | (7,682) |
| Proceeds from sale of assets | **983** | 6,412 | 6,890 |
| **Cash flows used in investing activities** | **(15,747)** | (4,615) | (23,198) |
| **FINANCING ACTIVITIES** | | | |
| New long-term borrowings | **4,473** | 3,382 | 3,206 |
| Repayment of long-term borrowings | **(919)** | (2,866) | (2,774) |
| Distribution to minority shareholders | **(167)** | (222) | (356) |
| Dividends paid | **(6,390)** | (6,282) | (6,282) |
| Net short-term borrowings, bank overdrafts and other | **(479)** | (2,070) | (1,656) |
| **Cash flows used in financing activities** | **(3,482)** | (8,058) | (7,862) |
| **Net increase (decrease) in cash and cash equivalents** | **7,219** | 5,064 | (263) |
| Effect of exchange rate changes on cash and cash equivalents | **25** | 791 | 877 |
| Cash and cash equivalents at the beginning of the period | **7,316** | 6,702 | 6,702 |
| **Cash and cash equivalents at the end of the period** | **14,560** | 12,557 | 7,316 |

Changes in working capital items resulting from the disposal of the subsidiary Navion in the second quarter of 2003 are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets.

See notes to the consolidated financial statements.

## 1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2003 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2003. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil acquired oil and gas properties from the State's Direct Financial Interests (SDFI) in 2001. The transfer of properties from SDFI has been accounted for as transaction among entities under common control and the results of operations and financial position have been accounted for at historical cost. The net book value, the payment and the cash flows from the operation from these oil and gas properties are reported as capital contribution or dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2004. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend, as applicable.

At January 1, 2004 the sale of natural gas produced internationally was transferred from the International Exploration and Production segment to the Natural Gas segment. In addition, the Kollsnes gas treatment plant was transferred from Exploration and Production Norway to Natural Gas. The effect of these transactions has been given retroactive effect for all periods presented. For further information see note 3.

The Norwegian Parliament decided in June 2003 to replace governmental refunds for removal costs on the Norwegian continental shelf with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian State based on the company's percentage for taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil charged the receivable of NOK 6.0 billion against the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was taken to income under Income taxes.

## 2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

### Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 18 months and cash flows related to interest payments over a period not exceeding seven months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was NOK 63 million and recorded to earnings during the quarter ended June 30, 2004. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 322 million after tax. The net amount reclassified into earnings during the quarter was NOK 165 million after tax. At June 30, 2004, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 222 million after tax, most of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended June 30, 2004 was immaterial.

### Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended June 30, 2004. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was NOK 11 million.

## 3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Natural Gas has as of January 1, 2004 taken over international gas activities from International Exploration and Production. The activities include business development of gas sale activities in some foreign countries, construction of a pipeline for transportation of natural gas from Azerbaijan to Turkey and natural gas sales from the Cove Point terminal in USA. Prior periods' figures have been adjusted to reflect the new structure.

At January 1, 2004 the Kollsnes activity was transferred from Exploration and Production Norway to Natural Gas. At February 1, 2004 the Kollsnes gas processing plant has been transferred to Gassled, and the operatorship for Kollsnes has been taken over by Gassco. The transfer does not lead to significant changes in the existing rights, obligations or book values of Kollsnes assets for Statoil. Assets related to Kollsnes were transferred from Exploration and Production Norway to Natural Gas at a net book value of NOK 4.2 billion. Prior periods' figures have been adjusted to reflect the new structure.

Segment data for the three months ended June 30, 2004 and 2003 and the six months ended June 30, 2004 and 2003 is presented below:

| (in NOK million) | Exploration and Production Norway | International Exploration and Production | Natural Gas | Manufacturing and Marketing | Other and eliminations | Total |
|---|---|---|---|---|---|---|
| **Three months ended June 30, 2004** | | | | | | |
| Revenues third party | 375 | 789 | 7,111 | 62,422 | 324 | 71,021 |
| Revenues inter-segment | 16,630 | 1,343 | 38 | 187 | (18,198) | 0 |
| Income (loss) from equity investments | 34 | 0 | 52 | 216 | (18) | 284 |
| Total revenues | 17,039 | 2,132 | 7,201 | 62,825 | (17,892) | 71,305 |
| Income before financial items, other items, income taxes and minority interest | 11,668 | 906 | 1,193 | 633 | (175) | 14,225 |
| Segment income taxes | (8,606) | (297) | (811) | (110) | 0 | (9,824) |
| Segment net income | 3,062 | 609 | 382 | 523 | (175) | 4,401 |
| **Three months ended June 30, 2003** | | | | | | |
| Revenues third party | 380 | 547 | 5,027 | 48,252 | 368 | 54,574 |
| Revenues inter-segment | 13,159 | 1,113 | 118 | 23 | (14,413) | 0 |
| Income (loss) from equity investments | 21 | 0 | 63 | 87 | 21 | 192 |
| Total revenues | 13,560 | 1,660 | 5,208 | 48,362 | (14,024) | 54,766 |
| Income before financial items, other items, income taxes and minority interest | 8,016 | 538 | 1,152 | 685 | (55) | 10,336 |
| Segment income taxes | (5,866) | (165) | (738) | (22) | (87) | (6,878) |
| Segment net income | 2,150 | 373 | 414 | 663 | (142) | 3,458 |
| **Six months ended June 30, 2004** | | | | | | |
| Revenues third party | 612 | 1,436 | 16,058 | 119,025 | 700 | 137,831 |
| Revenues inter-segment | 33,616 | 2,574 | 147 | 192 | (36,529) | 0 |
| Income (loss) from equity investments | 31 | 0 | 111 | 395 | (33) | 504 |
| Total revenues | 34,259 | 4,010 | 16,316 | 119,612 | (35,862) | 138,335 |
| Income before financial items, other items, income taxes and minority interest | 23,273 | 1,620 | 4,098 | 1,492 | (213) | 30,270 |
| Segment income taxes | (17,294) | (513) | (2,620) | (299) | 0 | (20,726) |
| Segment net income | 5,979 | 1,107 | 1,478 | 1,193 | (213) | 9,544 |
| **Six months ended June 30, 2003** | | | | | | |
| Revenues third party | 930 | 847 | 11,771 | 107,000 | 653 | 121,201 |
| Revenues inter-segment | 29,352 | 2,263 | 221 | 76 | (31,912) | 0 |
| Income (loss) from equity investments | (28) | 0 | 112 | 42 | 2 | 128 |
| Total revenues | 30,254 | 3,110 | 12,104 | 107,118 | (31,257) | 121,329 |
| Income before financial items, other items, income taxes and minority interest | 18,101 | 995 | 2,973 | 2,131 | (104) | 24,096 |
| Segment income taxes | (13,526) | (303) | (2,085) | (477) | (1) | (16,392) |
| Segment net income | 4,575 | 692 | 888 | 1,654 | (105) | 7,704 |

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

| | For the three months ended June 30, | | For the six months ended June 30, | |
|---|---|---|---|---|
| (in NOK million) | 2004 | 2003 | 2004 | 2003 |
| Segment net income | 4,401 | 3,458 | 9,544 | 7,704 |
| Net financial items | (144) | 396 | (1,159) | (789) |
| Other items (see note 1) | 0 | (6,025) | 0 | (6,025) |
| Change in deferred tax due to new legislation (see note 1) | 0 | 6,712 | 0 | 6,712 |
| Tax on financial items and other tax adjustments | 159 | (95) | 834 | 561 |
| Minority interest | (61) | (49) | (164) | (174) |
| Net income | 4,355 | 4,397 | 9,055 | 7,989 |
| Segment income taxes | 9,824 | 6,878 | 20,726 | 16,392 |
| Change in deferred tax due to new legislation (see note 1) | 0 | (6,712) | 0 | (6,712) |
| Tax on financial items and other tax adjustments | (159) | 95 | (834) | (561) |
| Income taxes | 9,665 | 261 | 19,892 | 9,119 |

## 4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

| | At June 30, | | At December 31, |
|---|---|---|---|
| (in NOK million) | 2004 | 2003 | 2003 |
| Crude oil | 3,267 | 2,521 | 2,192 |
| Petroleum products | 2,800 | 2,440 | 2,470 |
| Other | 924 | 890 | 1,065 |
| Total - inventories valued on a FIFO basis | 6,991 | 5,851 | 5,727 |
| Excess of current cost over LIFO value | (1,205) | (724) | (734) |
| Total | 5,786 | 5,127 | 4,993 |

## 5. SHAREHOLDERS' EQUITY

For the period ended June 30, 2004 there have been the following changes in shareholders' equity:

| (in NOK million) | Total shareholders' equity |
|---|---|
| Shareholders' equity January 1, 2004 | 70,174 |
| Net income for the period | 9,055 |
| Dividends paid | (6,390) |
| Foreign currency translation adjustment | 1,206 |
| Derivatives designated as cash flow hedges | (198) |
| Shareholders' equity June 30, 2004 | 73,847 |

The following sets forth Statoil's Comprehensive income for the periods shown:

| | For the three months ended June 30, | | For the six months ended June 30, | |
|---|---|---|---|---|
| (in NOK million) | 2004 | 2003 | 2004 | 2003 |
| Net income | 4,355 | 4,397 | 9,055 | 7,989 |
| Foreign currency translation adjustment | 549 | 1,679 | 1,206 | 4,077 |
| Derivatives designated as cash flow hedges | (158) | 57 | (198) | 86 |
| Comprehensive income | 4,746 | 6,133 | 10,063 | 12,152 |

## 6. FINANCIAL ITEMS

| | For the three months ended June 30, | | For the six months ended June 30, | |
|---|---|---|---|---|
| (in NOK million) | 2004 | 2003 | 2004 | 2003 |
| Interest and other financial income | 282 | 378 | 527 | 782 |
| Currency exchange adjustments, net | (335) | (130) | (1,587) | (1,670) |
| Interest and other financial expenses | (33) | (384) | (287) | (571) |
| Realized and unrealized gain (loss) on securities, net | (58) | 532 | 188 | 670 |
| Net financial items | (144) | 396 | (1,159) | (789) |

## 7. PROVISION FOR RIG RENTAL CONTRACTS

Statoil provides for estimated losses on long-term fixed price rental agreements for mobile drilling rigs. The losses are calculated as the difference between estimated market rates and the fixed price rental agreements.

| | For the three months ended June 30, | | For the six months ended June 30, | | For the year ended December 31, |
|---|---|---|---|---|---|
| (in NOK million) | 2004 | 2003 | 2004 | 2003 | 2003 |
| Provision at the beginning of the period | 1,010 | 1,660 | 1,360 | 960 | 960 |
| Increase (decrease) during the period | (113) | 4 | (380) | 731 | 454 |
| Cost incurred during the period | (87) | (4) | (170) | (31) | (54) |
| Provision at the end of the period | 810 | 1,660 | 810 | 1,660 | 1,360 |

## 8. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil as an owner in BTC Co Ltd has entered into guarantee commitments for financing of the development of the BTC pipeline amounting to USD 140 million (NOK 0.9 billion), USD 107 million of which are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, in accordance with FIN 45 no liability has been reflected in the balance sheet related to these guarantee commitments.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company's best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 29, 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c of the Norwegian Penal Code, which became effective in July, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, and issued a penalty notice, which, if it is accepted, would impose a penalty on Statoil of NOK 20 million. Statoil has been given until October 18, 2004 to decide whether to accept the penalty notice. The U.S. Securities and Exchange Commission (SEC) is also conducting an inquiry into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. Statoil has also been informed by the U.S. Department of Justice that they are conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

## 9. EMPLOYEE RETIREMENT PLANS

Pension cost for the period (1):

| (in NOK million) | For the three months ended June 30, 2004 | For the six months ended June 30, 2004 |
|---|---|---|
| Benefit earned during the period, net of participants' contribution | 272 | 523 |
| Interest cost on prior periods' benefit obligation | 243 | 477 |
| Expected return on plan assets | (250) | (470) |
| Amortization of loss | 49 | 92 |
| Amortization of prior service cost | 9 | 18 |
| Net periodic benefit cost (defined benefit plans) | 323 | 640 |
| Defined contribution plans | 8 | 16 |
| Total net pension cost for the period (2) | 331 | 656 |

1) Based on estimates from actuary reports at May 21, 2004 and December 31, 2003.
2) For comparison, the Total net pension cost for the year 2003 was NOK 897 million.

See note number 17 to the consolidated financial statements by December 31, 2003.

## 10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

Statoil and BP signed an agreement in June 2003 whereby Statoil acquired 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas condensate project, both in Algeria. Statoil has paid BP USD 740 million, and has in addition covered the expenditures incurred after January 1, 2003 related to the acquired interests. The Council of Ministers recently approved the amendments to the two projects' co-operation agreements implementing Statoil as participant in the projects. The recorded amounts related to the two projects have been transferred from Long-term receivables to Property, plant and equipment in the balance sheet as of June 30, 2004.

In January 2004 Statoil acquired 11.24 per cent of the Snøhvit Field, 10 per cent from Norsk Hydro and 1.24 per cent from Svenska Petroleum, respectively. Following these transactions, Statoil has an ownership share of 33.53 per cent in the Snøhvit Field. The transactions have been made with economic effect as of January 1, 2004.

In January 2004 Statoil sold its 5.26 per cent shareholding in the German company Verbundnetz Gas, generating a gain of NOK 619 million before tax (NOK 446 million after tax). The gain has been classified as Other income in the consolidated statement of income.

Statoil has in June 2004 signed an agreement with the US-based energy company Dominion regarding additional capacity at the Cove Point liquefied natural gas (LNG) terminal in the USA. The agreement involves annual terminal capacity for approximately 7.7 billion cubic metres of gas for a 20-year period with planned start-up in 2008, and is subject to approval from US authorities.

Statoil has acquired the retailer group ICA's 50 per cent holding in Statoil Detaljhandel Skandinavia AS (SDS), and now owns 100 per cent of SDS. Following approval under the EU merger control regulations on July 1, the transaction was completed on July 8, 2004. Based on Statoil's ownership share, SDS is accounted for in accordance with the equity method in Statoil's consolidated Financial statements up to and including the second quarter of 2004, and will be consolidated as of the third quarter, 2004.

# HSE ACCOUNTING


TOTAL RECORDABLE INJURY FREQUENCY
10
8
6
4
2
0
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004
2ND QR 2004

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.


SERIOUS INCIDENT FREQUENCY
10
8
6
4
2
0
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004
2ND QR 2004

The serious incident frequency specifies the number of incidents with a very serious nature per million working hours. Statoil and contractor employees are included.


LOST-TIME INJURY FREQUENCY
4
3
2
1
0
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004
2ND QR 2004

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.


OIL SPILLS
300
250
200
150
100
50
0
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004
2ND QR 2004

Oil spills (scm) cover unintentional oil spills to the external environment from Statoil operations (in cubic metres). All unintentional oil spills are included in the figures with the exception of those collected inside a facility (platform/plant) and which accordingly cause no harm to the surrounding environment. However, such spills are included for downstream operations.